FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an advertisement which is to be published in the press in Malta on 19 February 2011 by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

18 February 2011

HSBC BANK MALTA p.l.c.
2010 ANNUAL RESULTS

Review of Performance

• Profit before tax of €83.1 million for the year ended 31 December 2010 - up €11.9 million, or 16.7 per cent, compared with €71.2 million in 2009.

• Profit attributable to shareholders of €53.8 million for the year ended 31 December 2010 - up €7.9 million, or 17.2 per cent, compared with €45.9 million in 2009.

• Earnings per share for the year ended 31 December 2010 at 18.4 euro cent, compared with 15.7 euro cent for 2009.

• Total assets of €5,664.6 million at 31 December 2010, up €546.8 million, or 10.7 per cent, compared with 31 December 2009.

• Loans and advances to customers of €3,303.8 million at 31 December 2010, up €77.4 million, or 2.4 per cent, compared with 31 December 2009.

• Customer deposits of €4,462.9 million at 31 December 2010, up €376.2 million, or 9.2 per cent, compared with 31 December 2009.

• Return on equity of 16.1 per cent for the year ended 31 December 2010, compared with 15.0 per cent in 2009.

• Capital adequacy ratio of 10.2 per cent at 31 December 2010, compared with 9.3 per cent at 31 December 2009.

Commentary

HSBC Bank Malta p.l.c. delivered a strong performance in the year ended 31 December 2010. The reported profit before tax of €83.1 million, an increase of 16.7 per cent, or €11.9 million, compared to 2009, was primarily driven by improved levels of revenues reflecting stronger net interest income as margin compression eased.

Net interest income improved by 17.0 per cent to €122.8 million in the year ended 31 December 2010 compared to €105.0 million in 2009 attributable to balance sheet growth and the unwinding of term deposits. Net fees and commission income of €34.3 million increased by 5.9 per cent, or €1.9 million, compared to the €32.4 million recorded in 2009. Strong growth was recorded in card issuance and usage fees and from trust and retail brokerage trading activities.

Insurance performance was robust in a challenging economic environment. Life insurance activities generated a profit before tax of €12.6 million in 2010, up €0.8 million, or 7.2 per cent, compared to €11.7 million in 2009. A gain of €19.7 million in net income from insurance financial instruments designated at fair value was reported compared to €26.7 million recorded in prior year reflecting the volatility in the European financial markets. Gains or losses recorded on this line are offset by corresponding movements in net other operating income and in policyholders' liabilities disclosed separately in the income statement.

HSBC Bank Malta continues to take a disciplined approach to cost management while continuing to invest in the business and IT systems. As a result, operating expenses increased by €3.8 million, or 4.6 per cent, to €87.6 million in 2010. This was driven mainly by a high level of investment in branch refurbishments, customer segmentation, channel and process migration and system improvements as well as rewarding performance in line with revenue growth. The investments made will deliver better value and an improved customer experience in the medium term. The cost efficiency ratio improved to 49.7 per cent compared to 52.5 per cent in 2009 as growth in operating income outpaced the increased expenditure.

In a challenging economic environment and from a low historic base, there was a modest €1.0 million increase in loan impairments to €5.3 million in 2010 from €4.2 million in 2009. This remains at the modest level of 16 basis points of the overall loan book.

Total assets grew by €546.8 million to €5,664.6 million at 31 December 2010 compared to €5,117.8 million in 2009. This liability driven growth was invested in treasury bills and debt securities as deposit growth exceeded loan demand and as part of the bank's liquidity management strategy.

Loans and advances to customers grew by €77.4 million in 2010 to €3,303.8 million, from €3,226.5 million in 2009, with growth seen in both the personal and commercial sectors. Mortgage market share remained stable. Following muted demand for corporate lending in the first nine months of 2010 stronger growth was registered in the last quarter. Gross new lending to customers amounted to €682.0 million which reflects the bank's continued support to the local economy and was a modest increase on prior year. The quality of the overall loan book remains good with non-performing loans at the 2010 year end representing 3.0 per cent of gross loans compared to 2.9 per cent in 2009.

Customer deposits grew by €376.2 million in 2010 to €4,462.9 million, testimony to the trust customers continue to place in HSBC during a period characterised by a number of bond issues and growing competitive pressures.

The available-for-sale investments portfolio remains well diversified and conservative. A fair value gain of €1.2 million on this portfolio was credited to revaluation reserves, net of tax.

The bank's liquidity position remains strong with an improved advances to deposits ratio of 74.0 per cent, compared with 79.0 per cent at 31 December 2009. The capital adequacy ratio at 10.2 per cent is well above regulatory requirements.

Alan Richards, Director and Chief Executive Officer of HSBC Bank Malta p.l.c., commented: "2010 was a difficult year but we are pleased both with the headline results and the progress we have made in transforming the bank for sustainable long-term growth. Our goal remains that of being the leading local and international bank in Malta.

"The local economy is performing relatively well and we anticipate continued growth for the foreseeable future. However, challenges within the global economy remain. Growth across Europe remains mixed, unemployment is still high, we have seen renewed stress in the Eurozone area and the impact of a number of government-led austerity measures are contributing to downside risks. We will continue to monitor the current situation closely as any slowdown in growth in Europe will inevitably impact Malta's open economy.

"There is still a lot to be done and 2011 will be another challenging year. However we continue to emphasise our competitive advantages as an international bank. We remain strongly capitalised, liquid and well placed to service the needs of our customers and support the local economy.

"The successful financial results for 2010 are testimony to the professionalism, commitment and hard work of our staff who performed admirably in demanding circumstances."

The Board is declaring a final gross dividend of 7.7 euro cent per share (5.0 euro cent net of tax). This will be paid on 21 April 2011 to shareholders who are on the bank's register of shareholders at 8 March 2011. This, together with the gross interim ordinary dividend of 7.9 euro cent per share, results in a total gross dividend for the year of 15.6 euro cent.

Income statements for the year 1 January 2010 to 31 December 2010

	Group		Bank
	2010	2009	2010	2009
	€000	€000	€000	€000
Interest receivable and similar income
- on loans and advances, balances with Central Bank of Malta, treasury bills and other instruments	151,585	155,408	151,583	155,401
- on debt and other fixed income instruments	17,427	13,630	13,607	11,535
Interest payable	(46,170)	(64,068)	(46,813)	(65,319)
Net interest income	122,842	104,970	118,377	101,617

Fees and commissions receivable	36,993	34,259	32,702	31,148
Fees and commissions payable	(2,713)	(1,895)	(2,448)	(1,637)
Net fee and commission income	34,280	32,364	30,254	29,511

Dividend income	-	43	7,538	10,581
Trading profits	6,816	7,221	6,816	7,221
Net income from insurance financial instruments designated at fair value through profit or loss	19,707	26,717	-	-
Net (losses)/gains on sale of available-for-sale financial investments	(369)	1,268	(370)	1,184
Net earned insurance premiums	58,738	52,878	-	-
Net other operating income	5,162	(2,232)	1,061	892
Total operating income	247,176	223,229	163,676	151,006

Net insurance claims incurred and movement in policyholders' liabilities	(70,988)	(63,570)	-	-
Net operating income	176,188	159,659	163,676	151,006

Employee compensation and benefits	(50,723)	(49,252)	(48,380)	(46,680)
General and administrative expenses	(30,081)	(27,047)	(28,357)	(25,599)
Depreciation	(5,821)	(6,322)	(5,802)	(6,301)
Amortisation	(980)	(1,148)	(896)	(1,041)
Net operating income before impairment charges and provisions	88,583	75,890	80,241	71,385
Net impairment	(5,496)	(4,429)	(5,266)	(4,232)
Net provisions for liabilities and other charges	1	(265)	20	(237)
Profit before tax	83,088	71,196	74,995	66,916
Tax expense	(29,327)	(25,329)	(24,696)	(22,261)
Profit for the year	53,761	45,867	50,299	44,655

Profit attributable to shareholders	53,761	45,867	50,299	44,655

Earnings per share	18.4c	15.7c	17.2c	15.3c

Statements of comprehensive income for the year 1 January 2010 to 31 December 2010

	Group		Bank
	2010	2009	2010	2009
	€000	€000	€000	€000

Profit attributable to shareholders	53,761	45,867	50,299	44,655

Other comprehensive income
Available-for-sale investments:
- change in fair value	1,178	17,496	1,997	16,132
- change in fair value transferred to profit or loss	567	(1,071)	370	(1,184)
- income taxes	(610)	(5,749)	(828)	(5,232)
Properties:
- revaluation	2,117	-	2,117	-
- income taxes	(89)	-	(89)	-
Other comprehensive income for the year, net of tax	3,163	10,676	3,567	9,716

Total comprehensive income for the year, net of tax	56,924	56,543	53,866	54,371

Statements of financial position at 31 December 2010
	Group		Bank
	2010	2009	2010	2009
	€000	€000	€000	€000
Assets
Balances with Central Bank of Malta, treasury bills and cash	379,985	172,671	379,984	172,670
Cheques in course of collection	9,011	10,764	9,011	10,764
Derivatives	11,489	11,746	11,686	11,964
Financial assets designated at fair value through profit or loss	306,299	248,553	-	-
Financial investments	690,606	478,975	593,107	380,275
Loans and advances to banks	714,901	747,657	714,850	747,582
Loans and advances to customers	3,303,835	3,226,477	3,303,835	3,226,477
Shares in subsidiary companies	-	-	35,707	35,707
Intangible assets	70,655	60,691	7,583	1,741
Property and equipment	65,487	65,397	65,580	65,470
Investment property	14,591	14,588	11,668	11,665
Assets held for sale	9,674	10,604	9,674	10,604
Current tax assets	4,712	6,164	4,516	4,516
Deferred tax assets	10,181	9,053	9,902	8,766
Other assets	34,425	20,712	9,439	7,931
Prepayments and accrued income	38,710	33,748	34,256	30,006
Total assets	5,664,561	5,117,800	5,200,798	4,726,138

Liabilities
Derivatives	12,311	11,044	12,313	11,046
Amounts owed to banks	232,790	168,771	232,790	168,771
Amounts owed to customers	4,462,861	4,086,669	4,517,763	4,146,295
Provision for current tax	2,603	207	953	-
Deferred tax liabilities	19,604	18,851	-	-
Liabilities to customers under investment contracts	18,962	16,853	-	-
Liabilities under insurance contracts issued	410,461	351,513	-	-
Other liabilities	46,424	35,479	42,721	32,221
Accruals and deferred income	36,304	33,422	35,327	33,068
Provisions for liabilities and other charges	531	577	494	514
Subordinated liabilities	87,880	87,827	87,880	87,827
Total liabilities	5,330,731	4,811,213	4,930,241	4,479,742
Equity
Share capital	87,552	87,552	87,552	87,552
Revaluation reserve	28,674	25,825	28,283	25,030
Retained earnings	217,604	193,210	154,722	133,814
Total equity	333,830	306,587	270,557	246,396
Total liabilities and equity	5,664,561	5,117,800	5,200,798	4,726,138

Memorandum items
Contingent liabilities	128,947	119,917	128,970	119,940
Commitments	977,718	923,900	977,718	923,900

The financial statements were approved and authorised for issue by the Board of Directors on 18 February 2011 and signed on its behalf by:

Albert Mizzi, Chairman                                                                                                              Alan Richards, Chief Executive Officer

Statements of changes in equity for the year 1 January 2010 to 31 December 2010

	Share capital	Revaluation reserve	Retained earnings	Total equity
Group	€000	€000	€000	€000
At 1 January 2010	87,552	25,825	193,210	306,587

Profit for the year	-	-	53,761	53,761

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	766	-	766
- change in fair value transferred to profit or loss, net of tax	-	369	-	369
Properties:
- release of revaluation reserve upon disposal, net of tax	-	(314)	314	-
- revaluation of properties, net of tax	-	2,028	-	2,028
Total other comprehensive income	-	2,849	314	3,163
Total comprehensive income for the year	-	2,849	54,075	56,924

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners:
- share-based payments	-	-	481	481
- dividends	-	-	(30,162)	(30,162)
Total contributions by and distributions to owners	-	-	(29,681)	(29,681)
At 31 December 2010	87,552	28,674	217,604	333,830

At 1 January 2009	87,552	15,149	179,776	282,477

Profit for the year	-	-	45,867	45,867

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	11,500	-	11,500
- change in fair value transferred to profit or loss, net of tax	-	(824)	-	(824)
Total other comprehensive income	-	10,676	-	10,676
Total comprehensive income for the year	-	10,676	45,867	56,543
Transactions with owners, recorded directly in equity
Contributions by and distribution to owners:
- share-based payments	-	-	384	384
- dividends	-	-	(32,817)	(32,817)
Total contributions by and distributions to owners	-	-	(32,433)	(32,433)
At 31 December 2009	87,552	25,825	193,210	306,587

Statements of changes in equity for the year 1 January 2010 to 31 December 2010

	Share capital	Revaluation reserve	Retained earnings	Total equity
Bank	€000	€000	€000	€000
At 1 January 2010	87,552	25,030	133,814	246,396

Profit for the year	-	-	50,299	50,299

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	1,298	-	1,298
- change in fair value transferred to profit or loss, net of tax	-	241	-	241
Properties:
- release of revaluation reserve upon disposal, net of tax	-	(314)	314	-
- revaluation of properties, net of tax	-	2,028	-	2,028
Total other comprehensive income	-	3,253	314	3,567
Total comprehensive income for the year	-	3,253	50,613	53,866

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	457	457
- dividends	-	-	(30,162)	(30,162)
Total contributions by and distributions to owners	-	-	(29,705)	(29,705)
At 31 December 2010	87,552	28,283	154,722	270,557

At 1 January 2009	87,552	15,314	121,606	224,472

Profit for the year	-	-	44,655	44,655

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	10,485	-	10,485
- change in fair value transferred to profit or loss, net of tax	-	(769)	-	(769)
Total other comprehensive income	-	9,716	-	9,716
Total comprehensive income for the year	-	9,716	44,655	54,371

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	370	370
- dividends	-	-	(32,817)	(32,817)
Total contributions by and distributions to owners	-	-	(32,447)	(32,447)
At 31 December 2009	87,552	25,030	133,814	246,396

Statements of cash flows for the year 1 January 2010 to 31 December 2010

	Group		Bank
	2010	2009	2010	2009
	€000	€000	€000	€000

Cash flows from operating activities
Interest, commission and premium receipts	254,711	265,609	187,992	206,526
Interest, commission and claims payments	(70,799)	(103,916)	(48,109)	(83,838)
Payments to employees and suppliers	(81,139)	(80,017)	(75,101)	(75,910)
Operating profit before changes in operating assets/liabilities	102,773	81,676	64,782	46,778
(Increase)/decrease in operating assets:
Trading instruments	(43,064)	36,917	-	391
Reserve deposit with Central Bank of Malta	(8,335)	4,575	(8,335)	4,575
Loans and advances to customers and banks	(104,527)	174,561	(104,591)	174,774
Treasury bills	(202,915)	(32,931)	(197,099)	(48,690)
Other receivables	(21,249)	(3,814)	3,173	(2,983)
Increase in operating liabilities:
Amounts owed to customers and banks	374,995	51,665	370,291	53,076
Other payables	32,313	7,728	7,573	359
Net cash from operating activities before tax	129,991	320,377	135,794	228,280
Tax paid	(26,840)	(26,879)	(25,183)	(21,167)
Net cash from operating activities	103,151	293,498	110,611	207,113
Cash flows (used in)/from investing activities
Dividends received	281	387	6,650	8,628
Interest received from financial investments	25,575	16,115	16,036	15,444
Purchase of financial investments	(307,715)	(218,285)	(307,688)	(132,135)
Proceeds from sale and maturity of financial investments	94,246	187,399	94,246	180,805
Purchase of property and equipment, investment property and intangible assets	(11,038)	(4,174)	(10,998)	(4,112)
Proceeds on sale of property and equipment and intangible assets	453	2,097	412	1,949
Net cash (used in)/from investing activities	(198,198)	(16,461)	(201,342)	70,579
Cash flows used in financing activities
Dividends paid	(30,162)	(32,817)	(30,162)	(32,817)
Cash used in financing activities	(30,162)	(32,817)	(30,162)	(32,817)
(Decrease)/increase in cash and cash equivalents	(125,209)	244,220	(120,893)	244,875
Effect of exchange rate changes on cash and cash equivalents	31,624	6,911	31,624	6,911
Net (decrease)/increase in cash and cash equivalents	(156,833)	237,309	(152,517)	237,964
	(125,209)	244,220	(120,893)	244,875
Cash and cash equivalents at beginning of year	548,815	304,595	544,447	299,572
Cash and cash equivalents at end of year	423,606	548,815	423,554	544,447

Basis of preparation

The preliminary statement of annual results is published pursuant to Listing Rule 5.54 of the MFSA Listing Authority and Article 4 (2) (b) of the Prevention of Financial Markets Abuse (Disclosure and Notification) Regulations, 2005. Figures have been extracted from HSBC Bank Malta p.l.c.'s Annual Report and Accounts which have been audited by KPMG.

These financial statements have been prepared and presented in accordance with International Financial Reporting Standards as adopted by the EU.

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The HSBC Group's international network comprises around 8,000 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date:  18 February, 2011